Carthew Bay Technologies Approval of Colorep Transaction and Postponement of Annual Meeting

TORONTO, May 6, 2010 (PREIME NEWSWIRE) -- Carthew Bay Technologies Inc. (the “Company”) is pleased to announce that today shareholders overwhelmingly approved the conversion of the Company’s debt investment in Colorep Inc. into various equity securities of Colorep and cash payments.

Mr. Michael Liik, the Chairman, President and Chief Executive Officer of the Company, stated that “the approval of the Colorep transaction is a significant step forward for Carthew Bay”.  As a result of this transaction, Carthew Bay will have cash on hand, a near-term liquid asset in Colorep securities, and significant tax losses.  This will provide Carthew Bay with a unique opportunity to develop and build a new strategy and company.  The management of Carthew Bay currently anticipates that Carthew Bay will continue as on ongoing public investment company, possibly seeking a Canadian listing.

The Company is also pleased to announce that it has formed an Advisory Board.  The members of the Advisory Board are Messers. Jiri Nor, Atul Sabharwal and Michael Stein.

Mr. Nor is the founder and former President and Chief Executive Office of the Company and is a professional mechanical and aeronautical Engineer.  He is an inventor/developer of alkaline fuel cell technology, as well as an entrepreneur who has started and successfully grown two previous companies.  He founded Sonotek, an electronics company involved in ground and satellite instrumentation, and Norvik, an inventor of fast battery-charging technology.

Mr. Atul Sabharwal serves as ACME Group Inc.’s Chief Operating Officer.  His history with ACME has been at both the strategic and operational level. He currently serves on the boards of ACME's various operating companies and focuses exclusively on finding technologies that are of relevance to underdeveloped regions of the world that ACME can socially profit from. Mr. Sabharwal has previously worked at AOL, IBM, PricewaterhouseCoopers, and The Boston Consulting Group. He received an MBA from the Australian Graduate School of Management and was the only graduate selected to attend the Wharton School of Business to complete his MBA.

Mr. Stein is the President of Michael Stein and Associates Inc., a financial advisory firm that specializes in corporate financings, acquisitions, divestitures and re-organizations. Formerly a senior officer and director of several public and private corporations, a director of US money markets for a federally chartered trust company, and a senior institutional money manager for a California based savings and loan company.

As a result of matters related to the appointments to the Advisory Board, the Company’s management information circular and proxy (“Meeting Materials”) prepared in connection with the annual meeting of shareholders currently scheduled to be held on June 1, 2010 (the “AGM”) will have to be revised.  Unfortunately, the Meeting Materials had already been finalized and sent to the Company’s transfer agent for distribution to its shareholders.  As a result of these necessary revisions to the Meeting Materials, the AGM will have to be postponed. It is now expected that the AGM will be held on or about Wednesday, July 28, 2010.  The Company will make a definitive announcement in respect of the new meeting date within the next few days.

The Company also announces that its Chief Executive Officer and Chief Financial Officer have today agreed to amend their success fee arrangement in connection with the approval of the transaction with Colorep.  As a result, 1/3 of the 21,776,632 common shares in the capital of the Company which were to be released from escrow today to the Chief Executive Officer and Chief Financial Officer of the Company (as more fully described in the management information circular prepared in connection with the special meeting of shareholders of the Company held today) will continue to be held in escrow until such time when, over a period a 5 consecutive business days, the simple average of the closing prices of the Company’s shares on the principal stock exchange or stock quotation system on which such stock trades is equal to or greater than U.S. $0.11¢.  However, if the shares remaining in escrow are not released on or before May 6, 2015 they shall be surrendered to the Company and cancelled.

CONTACT:	Carthew Bay Technologies Inc.
Michael Liik, President & CEO
416-307-4015
Fax: 416-365-1719